FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 20, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒                     Form 40-F       ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes☐          No    ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

FULL YEAR 2002 FINANCIAL RESULTS

Sales Growth Remains Strong in First Year as a Public Company

Moscow, Russia – March 17, 2003 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the year ended December 31, 2002.

The year marked the company’s fourth consecutive year of profitable growth following Russia’s financial crisis in 1998. During 2002, Wimm-Bill-Dann’s sales increased by 22.3% compared to 2001. Gross profit increased by 34.9% with gross margins rising by 2.8% year-on-year due to the increased share of high-margin products in dairy, improved economies of scale and lower cost of raw milk. Operating income rose by 9.1% year-on-year, net income grew by 12.3% compared to 2001 and EBITDA increased by 13.0%.

As anticipated, net income was affected mostly by strong competitive pressures on juice pricing and the increase in selling and distribution expenses as the company continued to carry out its long-term regional expansion program in line with its strategy of becoming Russia’s leading nation-wide food producer.

Sergei Plastinin, CEO of Wimm-Bill-Dann Foods OJSC, said: “Last year has been a momentous one for Wimm-Bill-Dann, beginning with our listing in February 2002 on the NYSE. In 2002, we embarked on an aggressive strategy of expansion to enter and bolster our presence in Russia’s fast-growing regional markets, which included a number of acquisitions and the start of a major upgrade of our production facilities. Looking forward, we see 2003 as a year of intensive investment in modernization and reorganization, as we consolidate the newly acquired companies, while continuing to focus on operational efficiency.”

Key Operating and Financial Indicators of 2002

	2002	2001	Change
Sales volumes, thousand tons	1422.7	1174.3	21.2%

	US$‘mln	US$‘mln

Sales	824.7	674.6	22.3%
Gross profit	245.0	181.6	34.9%
Gross margin, %	29.7%	26.9%	2.8%
Selling and distribution expenses	(109.5)	(62.2)	76.0%
General and administrative expenses	(63.0)	(54.5)	15.6%
Operating income	66.0	60.5	9.1%
Financial income and expenses, net	(14.1)	(10.6)	33.0%
Net income	35.7	31.8	12.3%

EBITDA	83.3	73.7	13.0%

CAPEX excluding acquisitions	136.1	57.7
Acquisitions	39.6	8.9

In 2002, Wimm-Bill-Dann’s sales amounted to US$824.7 million compared to US$674.6 million in 2001. Sales in Wimm-Bill-Dann’s dairy segment increased by 16.0% from US$485.5 million in 2001 to US$563.0 million in 2002. Volume growth (9.7% organic and 2.0% from acquisitions) was 11.7%, whereas average price increase accounted for another 4.3% of growth. Sales in Wimm-Bill-Dann’s juice segment increased 38.4% from US$189.1 million in 2001 to US$261.7 million in 2002. This was driven by a 45.4% organic increase in sales volumes and affected by the higher portion of lower-end brands in the sales mix, competitive pricing pressures and changes in the distribution policy aimed at incentivising key accounts.

In 2002, in the dairy division, gross margins of 29.3% accounted for 3.6% of total margin growth due to lower cost of raw milk (decreased on average by 14% compared to 2001), higher share of value-added products and improved economies of scale. In the juice division, 2002 gross margins of 31.0% reduced the group margin growth by 0.8%, due to increased concentrate prices, competitive pricing pressures and a change in product mix towards lower-end brands. Overall, Wimm-Bill-Dann saw a 2.8% increase in gross margins in 2002.

The regional expansion program has led to an increase in selling and distribution costs, particularly in advertising and personnel. We strengthened our advertising presence in key markets, and the share of regional advertising increased to 14.1% of our total advertising and marketing budget. Annual media inflation on leading national TV channels exceeded 80%, however, Wimm-Bill-Dann was able to obtain volume discounts and hence manage the cost increase more effectively.

A substantial increase in the number of employees, averaging from about 11,000 in 2001, to over 16,000 in 2002, is also attributable to expansion. This factor contributed to an over 90% increase in the personnel portion of S&D expenses year-on-year. External factors, linked to broader Russian market conditions, have also exerted pressure on cost components, such as transportation costs.

In 2002, general and administrative expenses showed positive dynamics, decreasing to 7.6% of sales from 8.1% in 2001. This was managed in line with our growth.

The company also saw growth of net financial expenses in 2002. This is attributable to the 2002 currency remeasurement loss of US$2.9 million against the background of a US$2.5 million currency remeasurement gain booked last year. The loss was partially offset by interest income, however, interest expenses also increased this year as a result of our intensive investment in CAPEX and additional working capital requirements in the second half of the year.

EBITDA increased to US$83.3 million in 2002, compared to US$73.7 million in 2001, while the EBITDA margin in 2002 was 10.1%.

Reconciliation of EBITDA to US GAAP Income before provision for income taxes and minority interest

	2002	2001
	(unaudited)

Income before provision for income taxes and minority interest	51,917	49,873

Interest expense	12,818	11,126

Depreciation and Amortization	18,611	12,722

EBITDA	$83,346	$73,721

- ends -

For further enquiries contact:

Wimm-Bill-Dann	Shared Value Ltd
Kira Kiryuhina,	Edward Baumgartner
Public Relations Department	Tel: +44 207 321 5037
Tel: +7 095 733 9726	Mobile: +44 781 579 6506
Email: kira@wbd.ru	Email: ebaumgartner@sharedvalue.net

CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amounts in thousands of U.S. dollars, except share and per share data)

	2002	2001
	(unaudited)

SALES	$824,734	$674,616

COST OF SALES	(579,707)	(492,990)

Gross profit	245,027	181,626

SELLING AND DISTRIBUTION EXPENSES	(109,527)	(62,213)
GENERAL AND ADMINISTRATIVE EXPENSES	(62,955)	(54,461)
OTHER OPERATING EXPENSES	(6,497)	(4,498)

Operating income	66,048	60,454

FINANCIAL INCOME AND EXPENSES, NET	(14,131)	(10,581)

Income before provision for income taxes and minority interest	51,917	49,873

PROVISION FOR INCOME TAXES	(14,249)	(14,166)

MINORITY INTEREST	(1,922)	(3,962)

INCOME FROM CONTINUING OPERATIONS	35,746	31,745

Income from discontinued operations, net of income tax expense	—	103

NET INCOME	$35,746	$31,848

Earnings per share - basic and diluted:
Net income	$0.83	$0.91

Weighted average number of shares outstanding	43,063,014	34,888,000

WIMM-BILL-DANN FOODS

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2002 AND 2001

(Amounts in thousands of U.S. dollars)

	2002	2001
CURRENT ASSETS:	(unaudited)
Cash and cash equivalents	$29,340	$6,919
Trade receivables, net	60,146	25,271
Inventory, net	86,063	89,501
Taxes receivable	68,352	34,917
Advances paid	10,811	13,069
Net investment in direct financing leases	1,338	1,172
Deferred tax asset	1,850	2,060
Other current assets	5,810	7,355
Total current assets	263,710	180,264

PROPERTY, PLANT AND EQUIPMENT, net	293,580	154,548

INTANGIBLE ASSETS	2,736	461

GOODWILL	19,885	11,179

NET INVESTMENT IN DIRECT FINANCING LEASES – long-term portion	4,381	4,076

INVESTMENTS	1,989	1,850

OTHER ASSETS	2,812	339

Total long-term assets	325,383	172,453
Total assets	$589,093	$352,717

CURRENT LIABILITIES:
Trade accounts payable	$40,144	$48,610
Advances received	3,905	2,088
Short-term loans	94,050	91,928
Long-term loans, current portion	2,483	8,099
Bonds payable	16,096	16,832
Taxes payable	15,551	14,279
Accrued liabilities	8,346	9,098
Government grants – current portion	2,033	2,545
Other payables	25,770	10,425
Total current liabilities	208,378	203,904

LONG-TERM LIABILITIES:
Long-term loans	4,546	5,163
Other long-term payable	55,047	17,986
Government grants – long-term portion	8,568	13,348
Deferred taxes	8,121	3,929
Total long-term liabilities	76,282	40,426
Total liabilities	284,660	244,330

MINORITY INTEREST	21,549	23,376

SHAREHOLDERS’ EQUITY:
Common stock	29,908	24,063
Share premium account	164,132	7,850
Retained earnings	88,844	53,098
Total shareholders’ equity	$282,884	$85,011
Total liabilities and shareholders’ equity	$589,093	$352,717

WIMM-BILL-DANN FOODS

CONSOLIDATED AND COMBINED CASH FLOW STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

(Amounts in thousands of U.S. dollars)

	2002	2001
	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows from continuing operating activities

Income from continuing operations	$35,746	$31,745

Adjustments to reconcile income to net cash provided by operating activities:
Minority interest	1,922	3,962
Depreciation	18,447	12,225
Amortization of intangible assets	164	42
Amortization of goodwill	—	455
Finance lease expense	—	50
Provision for obsolete inventory	1,154	182
Provision for doubtful accounts	1,970	226
Loss on disposal of property, plant and equipment	606	341
Earned income on net investments in direct financing leases	(395)	(561)
Deferred tax expense	38	2,173
Currency remeasurement gain relating to bonds payable	(1,295)	(257)
Currency remeasurement loss relating to cash and cash equivalents	639	300
Unrealised holding gain for trading securities	(742)	(318)
Non-cash rental received	1,606	1,621
Write off of trade receivables	1,262	—
Write off of net investment in direct financing leases	162	288
Changes in operating assets and liabilities:
Decrease (increase) in inventories	5,194	(30,296)
Increase in trade accounts receivable	(34,893)	(14,107)
Decrease (increase) in advances paid	3,189	(5,434)
Increase in taxes receivable	(32,880)	(13,885)
Decrease (increase) in other current assets	2,782	(3,285)
(Decrease) increase in trade accounts payable	(13,279)	9,377
Increase (decrease) in advances received	1,390	(306)
Increase in taxes payable	1,028	5,356
(Decrease) increase in accrued liabilities	(1,081)	1,326
Increase in other current payables	619	5,216
(Decrease) increase in other long-term payables	(216)	6,155
Net cash (used in) provided by operating activities associated with continuing operations	(6,863)	12,591

Cash flows from discontinued operating activities
Net income from discontinued operations	—	103

Adjustments to reconcile net income to net cash used in operating activities:
Minority interest	—	(96)
Depreciation	—	97
Amortization of goodwill	—	(38)
Allowance for doubtful accounts	—	(89)
Deferred taxes expense	—	247
Currency remeasurement loss relating to cash and cash equivalents	—	212
Net change in operating assets and liabilities – the Breweries	—	(276)
Net change in operating assets and liabilities – Expobank	—	(12,628)
Net cash used in operating activities associated with discontinued operations	—	(12,468)

Total net cash (used in) provided by operating activities	(6,863)	123

	2002	2001
	(unaudited)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisitions of subsidiaries, net of cash acquired	$(39,571)	$(8,855)
Cash paid for property, plant and equipment	(78,505)	(45,417)
Cash paid for net investments in direct financing leases	(1,843)	(855)
Cash paid for acquisitions of investments	(285)	(145)
Proceeds from disposal of investments	—	137
Cash paid for other long-term assets	(2,473)	(351)
Net cash used in investing activities associated with continuing operations	(122,677)	(55,486)

Cash paid for property, plant and equipment – the Breweries	—	(322)
Cash paid for property and equipment – Expobank	—	(30)
Net cash used in investing activities associated with discontinued operations	—	(352)

Total cash used in investing activities	(122,677)	(55,838)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of capital stock, net of direct expenses	162,127	—
Repayment of obligations under capital leases	(95)	(762)
Increase in short-term loans	771	32,232
Proceeds from long-term loans	4,226	4,695
Repayment of long term payables	(5,058)	(5,909)
Proceeds from notes payable	559	16,832
Repayment of long-term loans	(9,930)	(2,475)
Net cash provided by financing activities associated with continuing operations	152,600	44,613

Increase in short-term loans – the Breweries	—	721
Cash disposed of with discontinued operations	—	(5,175)
Net cash used in financing activities associated with discontinued operations	—	(4,454)

Total cash provided by financing activities	152,600	40,159
Total cash provided by operating, investing and financing activities associated with continuing operations	23,060	1,718
Impact of exchange rate differences on cash and cash equivalents associated with continuing operations	(639)	(300)
Net increase in cash and cash equivalents associated with continuing operations	22,421	1,418
Total cash used in operating, investing and financing activities associated with discontinued operations	—	(17,274)
Impact of exchange rate differences on cash and cash equivalents associated with discontinued operations	—	(212)
Net decrease in cash and cash equivalents associated with discontinued operations	—	(17,486)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	22,421	(16,068)
CASH AND CASH EQUIVALENTS, at beginning of period	6,919	22,987
Cash and cash equivalents associated with continuing operations, At end of period	29,340	6,919
Cash and cash equivalents associated with discontinued operations, At end of period	—	—
CASH AND CASH EQUIVALENTS, at end of period	$29,340	$6,919

These materials are not an offer for sale of any securities of Wimm-Bill-Dann OJSC in the United States.  Any securities offered by Wimm-Bill-Dann OJSC in connection with this potential offering have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended.

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading producer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 23 manufacturing facilities in 19 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

Wimm-Bill-Dann was rated second best out of 42 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awared best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                              WIMM-BILL-DANN FOODS OJSC

By:	/s/ Vladimir V. Preobrajensky
Name:	Vladimir V. Preobrajensky
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:       March 20, 2003